UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: April 24, 2019

Commission file number 1-12874

TEEKAY CORPORATION

(Translation of registrant’s name into English)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-221806) DATED JANUARY 12, 2018

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-231003) DATED APRIL 24, 2019

Item 1 — Information Contained in this Form 6-K Report

Press Releases

Attached as Exhibits 99.1 and 99.2 are copies of announcements by Teekay Corporation (the “Company”), each dated April 24, 2019, relating to the Company’s:

•

proposed offering of $300 million in aggregate principal amount of senior secured notes due 2024 (the “Notes”) in a private placement to eligible purchasers under Rule 144A and Regulation S of the U.S. Securities Act of 1933, as amended (the “Offering”), which Notes will be guaranteed on a senior secured basis by certain of the Company’s subsidiaries and will initially be secured by first-priority liens, subject to permitted liens, on (i) two floating production, storage and off-loading (“FPSO”) units (and related assets) owned by Company subsidiaries, (ii) all shares of common stock of the Company’s subsidiary that owns all of the Company’s common units of Teekay LNG Partners L.P. and Teekay Offshore Partners L.P. and all of the Company’s Class A common shares of Teekay Tankers Ltd. and (iii) all equity interests in the Teekay subsidiaries that own two of the Company’s FPSO units; and

•

proposed cash tender offer (the “Tender Offer”) to purchase any and all of the Company’s outstanding 8.5% Senior Unsecured Notes due 2020 (the “2020 Notes”). Concurrently with the Tender Offer, the Company is soliciting (the “Consent Solicitation”) from the holders representing at least a majority of the aggregate principal amount of the 2020 Notes then outstanding (the “Requisite Consents”) a consent (the “Consent”) to certain proposed amendments (the “Proposed Amendments”) that will eliminate substantially all of the restrictive covenants and certain events of default and related provisions from the indenture governing the 2020 Notes, including the covenant restricting the Company from granting liens on its assets for issuances of other debt securities unless the Company grants a pari passu lien on such assets in favor of the 2020 Notes.

Included in this Report on Form 6-K is selected financial and other information of the Company.

Unless otherwise indicated, references in this Form 6-K to “Teekay,” the “Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and/or its subsidiaries, except that those terms, when used in this Form 6-K in connection with the Notes, shall mean specifically Teekay Corporation. References in this Form 6-K to (a) “Teekay LNG” refer to Teekay LNG Partners L.P. (NYSE: TGP), a subsidiary of Teekay Corporation, (b) “Teekay Tankers” refer to Teekay Tankers Ltd. (NYSE: TNK), a subsidiary of Teekay Corporation, (c) “Teekay Parent” refer to Teekay Corporation and its remaining subsidiaries and (d) “Teekay Offshore” refer to Teekay Offshore Partners L.P. (NYSE: TOO), an entity which since September 25, 2017 is no longer consolidated with Teekay Corporation and for which Teekay Corporation now accounts using the equity method. In this Report on Form 6-K, we refer to Teekay LNG and Teekay Tankers as the “Controlled Daughter Entities” and the Controlled Daughter Entities and Teekay Offshore collectively as the “Daughter Entities,” and references to the “Teekay group” include Teekay Parent and the Daughter Entities.

Unless otherwise indicated, certain information in this Report on Form 6-K about the vessels and fleets, segment market positions, employees, contracted revenues and related matters of the Teekay group or a particular group member refer in the aggregate to 100% of such items for (a) in the case of the Teekay group, Teekay Corporation, Teekay LNG, Teekay Tankers, Teekay Offshore and their subsidiaries and equity-accounted vessels and investments and (b) in the case of a particular Teekay group member, such member and its subsidiaries and equity-accounted vessels and investments.

Unless otherwise indicated, all references in this Report on Form 6-K to “dollars” and “$” are to, and amounts are presented in, U.S. dollars. Teekay prepares its financial statements in accordance with United States generally accepted accounting principles (“GAAP”). References in this Report on Form 6-K to “independent” fleet owners or operators mean companies other than private or state-controlled entities that operate their own fleets. Unless otherwise indicated, we include as long-term contracts those with an initial term of at least three years.

Forward-looking statements

All statements, other than statements of historical fact, included in this Report on Form 6-K are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements in this Report on Form 6-K include, among others, statements about consummation of the Offering and the Tender Offer and the results of the Consent Solicitation; anticipated funding of the Tender Offer, including potential borrowings under our Margin Loan Agreement (as described below); potential sales of shares of Teekay common stock under the Continuous Offering Program; our future financial condition and results of operations; our dividend policy and our payment of or our ability to pay any cash dividends on our shares of common stock, and the distribution and dividend policies of our Daughter Entities; our plans for Teekay Parent not to have a direct ownership in any conventional tankers and FPSO units, and increase its free cash flow, reduce its net debt and delever its balance sheet; the ability of our Daughter Entities to delever their balance sheets; expected deliveries of the LNG newbuilding vessels in connection with Teekay LNG’s receiving and regasification terminal in Bahrain which will be owned and operated by a new joint venture, in which Teekay LNG will hold a 30% ownership interest; the duration of shutdowns for vessels, including the Foinaven FPSO unit, for maintenance or drydocking, and related expenses and reduced revenue; our future growth prospects; the future valuation or potential impairment of our assets, including our FPSO units; the realization of contracted, forward fixed-rate revenues; compliance with financing agreements and the expected effect of restrictive covenants in such agreements; and our business strategy and other plans and objectives for future operations.

These and other forward-looking statements are subject to risks, uncertainties and assumptions, including those risks discussed in “Risk factors” below and those risks discussed in other reports we file with the SEC, including, without limitation, our Annual Report on Form 20-F for the year ended December 31, 2018 (“2018 Annual Report”). We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Note Offering

We expect to receive net proceeds from the issuance of the Notes in the Offering of approximately $289.6 million, after deducting the initial purchasers’ discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from the Offering to partially fund the Tender Offer and any fees and expenses thereof. We also intend to fund the Tender Offer with up to $160 million of existing cash and the remainder, if any, with additional borrowings under Teekay Parent’s equity margin revolving credit facility (which is secured by common units of Teekay LNG and Teekay Offshore and shares of Class A common stock of Teekay Tankers that are owned by Teekay Parent) (the “Margin Loan Agreement”). The Offering is conditioned upon the receipt of the Requisite Consents and the effectiveness of the Proposed Amendments. To the extent the net proceeds of the Offering exceed the amount needed, in addition to other sources of capital described above, to fund the Tender Offer, we may use the remaining net proceeds from the Offering for general corporate purposes, which may include the repayment of indebtedness.

As of April 1, 2019, the aggregate principal amount of our 2020 Notes outstanding was approximately $497.7 million.

The indenture that will govern the Notes will contain covenants that, among other things, include restrictions on our and the guarantors’ ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our equity interests;

•	prepay, redeem or repurchase certain debt;

•	issue certain preferred stock or similar equity securities;

•	make investments;

•	sell assets;

•	incur liens, including the granting of any lien on any of the Note collateral, or further pledging any of the Note collateral as security, subject to permitted liens;

•	enter into transactions with affiliates; and

•	consolidate, merge or sell all or substantially all of our assets.

The indenture that will govern the Notes will also provide that under specific circumstances we may be required to offer to use all or a portion of the net proceeds of sales of our FPSO units or sales of Class B common stock of Teekay Tankers consummated prior to a specified non-call date to purchase Notes at a price equal to 103% of the principal amount, plus accrued and unpaid interest and additional amounts, if any, to the repurchase date. The indenture will further provide that, we may be required under certain circumstances to offer to use all or a portion of the net proceeds of certain asset sales (other than a sale of an FPSO unit or shares of Class B common stock of Teekay Tankers prior to a specified non-call date) to purchase the Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the repurchase date. In addition, the indenture will require us to comply with certain financial covenants.

Our business strategy

Our primary business strategies include the following:

•

Providing Superior, Cost-Effective Marine Operations By Maintaining High Reliability, Safety, Environmental and Quality Standards. Our operational focus is to continue to be an industry leader in safety and risk management, to maintain cost-effective operations, to ensure high-quality customer service with a large, diversified and well-maintained asset base, and to employ well-trained onshore and offshore staff. We believe achieving these objectives allows us to deliver superior services to our customers. We intend to continue to maintain significant operating, commercial, technical and administrative functions internally within the Teekay group to ensure stringent operational and quality control. We believe these strategies will enhance our ability to obtain repeat business from our customers and attract new customers, as well as to operate our fleet with greater efficiencies.

•

Pursuing a Chartering Strategy Focused on Long-Term Contracts with Upside Tanker Exposure. We intend to seek to increase cash flow by continuing to leverage the Teekay group’s recognized brand, operational capabilities and internal expertise to pursue a balanced mix of charters with new and existing customers. We intend to support Teekay LNG and Teekay Offshore in their continued focus on entering into long-term, fixed-rate contracts with creditworthy customers, which contracts we expect could generate additional cash flows to those entities and potential increased cash distributions to Teekay Parent. We also expect that Teekay Tankers will continue to take advantage of ongoing spot market opportunities through direct employment of its tankers in the spot market and through participating in and managing commercial pools of vessels. Teekay Tankers’ size, reputation and operational capabilities also provide opportunities for it to in-charter third party vessels, including vessels that may trade on the spot market. This provides Teekay Tankers flexibility in expanding or, by not renewing in-charters, reducing its fleet size in response to market conditions. We expect that these activities could result in significant future cash flows to Teekay Tankers and potential increased cash dividends to Teekay Parent to the extent the tanker market improves.

•

Continuing to Delever Our Balance Sheet as We Increase Cash Flows and Improve Our Financial Position Through Asset Sales. The Daughter Entities have taken delivery of a significant portion of their recent growth projects, substantially all of which have long-term contracted cash flows with strong counterparties. The Daughter Entities anticipate that potential cash flow from market improvements, if any, and expected cash flow from recent growth projects of Teekay LNG and Teekay Offshore will permit them to delever their respective balance sheets. Teekay Parent intends to continue to reduce its debt level through repayments using net proceeds from the potential sale of its FPSO units or other assets in the future and Teekay Parent cash flow growth from Teekay LNG’s anticipated common unit distribution increase of 36% in 2019 and further potential distribution or dividend increases by the Daughter Entities in the future.

•

Focusing on Prudent Capital Allocation to Maximize Value and Disciplined, Sustainable Growth. We believe that our customers value the Teekay group’s ability to offer a “one-stop-shop” for a comprehensive range of marine midstream logistical services through diverse and worldwide operations. Since 2004, we have expanded the service offerings of the Teekay group to include marine transportation of LNG and LPG and, primarily through Teekay Offshore, ship-based oil production and storage and floating accommodation and ocean towage services. Many of our customers use more than one major service offering of the Teekay group. By pursuing new customer relationships and leveraging existing relationships, we seek to continue to grow our existing businesses and increase customer adoption of diversified service offerings in a disciplined, sustainable manner.

•

Continuing to Successfully Execute on Built-In Growth Opportunities. Teekay LNG’s four remaining LNG carrier newbuildings and its joint venture regasification terminal in Bahrain are scheduled to deliver in the second half of 2019 and are all fully financed. These vessels and projects have fixed-rate contracts with initial contract terms of between 20 and 26 years. Teekay Offshore has six shuttle tanker newbuildings scheduled to deliver in late-2019 through early-2021, two of which are scheduled to commence charter contracts and four of which will operate as part of Teekay Offshore’s contract of affreightment fleet servicing various North Sea fields. If, as expected, these vessels are delivered to and accepted by their charterers and these projects are completed on a timely basis, we believe these existing growth projects, together with other recently delivered growth projects, will significantly increase Teekay LNG’s and Teekay Offshore’s cash flows and continue to strengthen customer relationships and Teekay LNG’s and Teekay Offshore’s market positions.

Our competitive strengths

We believe that we are well-positioned to execute our business strategies based on the following competitive strengths:

•

Market Leadership in All Major Business Segments. We and Teekay Offshore are market leaders in each of the major segments in which we and it operate. Teekay LNG is the third largest independent owner of LNG carriers. Teekay Tankers is one of the world’s largest owners and operators of mid-sized crude tankers. Teekay Offshore is the world’s largest independent owner and operator of shuttle tankers, controlling approximately 37% of the tonnage of the world shuttle tanker fleet, and the fourth largest independent provider of leased FPSO unit solutions. We believe that the diversity and high-quality nature of our operations have contributed significantly to achieving these leadership positions in these segments. Given our scale, reputation for successfully developing logistically complex projects and operational excellence, we believe we and Teekay Offshore are well-positioned to pursue further opportunities.

•

Long-Term Contracted Revenue from a Diverse Set of Established, Creditworthy Customers. Over the last two decades, we have diversified the source of our revenues and cash flows beyond the cyclical spot tanker market and significantly increased the amount and proportion of our take-or-pay fixed-rate contracted revenue. Cash flows generated by Teekay LNG and Teekay Offshore are supported by large portfolios of medium- to long-term contracts with established, creditworthy customers. As of January 1, 2019, the Teekay group had approximately $16 billion of contracted, forward fixed-rate revenue, and the revenue-weighted average remaining term of all of its existing contracts was approximately 8.4 years (excluding spot market contracts and options to extend). In addition, we have developed strong relationships with our customers, which include major energy and utility companies, major oil traders, large oil and LNG consumers and petroleum product producers, government agencies, and various other entities that depend upon our essential marine transportation and production services as part of their production and logistics chain. Significant customers include BP plc, Canadian Natural Resources Limited, Chevron Corporation, Exxon Mobil Corporation, Naturgy Energy Group SA, Ras Laffan Liquefied Natural Gas Company Limited and Royal Dutch Shell plc.

•

Improved Teekay Parent Free Cash Flow. Teekay Parent’s free cash flow significantly improved in 2018 compared to 2017, primarily due to high cash flows from its three, directly-owned FPSO units, which benefited from the commencement of contract renewals secured in 2017 on the Petrojarl Banff and Sevan Hummingbird FPSO units that provided upside exposure to strong oil prices and production, and from less shutdown time during 2018. We anticipate that cash flow from the FPSO units will be lower in 2019. We also anticipate lower general and administrative expenses for Teekay Parent as a result of cost-reduction initiatives and lower interest expense due to lower overall indebtedness following the repayment of secured debt and the repurchase of $95 million of our 2020 Notes since the beginning of 2018, the Offering and the Tender Offer. We believe Teekay LNG’s leading market position, substantial portfolio of long-term fixed-rate contracts and contracted newbuilding vessels will continue to provide stable and growing cash flow. We expect Teekay LNG’s cash flows to grow as a result of the delivery and start-up during 2019 of its remaining four newbuildings and the Bahrain regasification project, which we expect will help to delever its balance sheet. As previously announced, Teekay LNG anticipates increasing its quarterly cash distributions on its common units by 36% commencing with the distribution payment to be made in May 2019, which would increase Teekay Parent’s free cash flow due to its ownership of Teekay LNG common units and Teekay LNG’s general partner. With an expected stronger balance sheet and expected growing cash flows, we anticipate that Teekay LNG would have increased future distribution capacity that, if paid out in cash distributions, would further improve Teekay Parent’s free cash flow. Additional cash flow and distributions could be generated by the other Teekay group members if (a) vessels or FPSO units currently earning rates that are below mid-cycle or existing rates are rechartered at higher rates or (b) for Teekay Tankers, tanker spot rates increase.

•

Strengthening Financial Positions. Since the beginning of 2018, Teekay Parent and the Daughter Entities have undertaken a number of initiatives to strengthen their balance sheets and liquidity positions. During this period, the Teekay group members have raised an aggregate of approximately $3.0 billion from debt and equity issuances, debt financings and refinancings and capital lease transactions, including $410 million at Teekay Parent, $1.1 billion at Teekay LNG, $289 million at Teekay Tankers and $1.2 billion at Teekay Offshore. Our strategic partnership with Brookfield significantly improved Teekay Offshore’s and Teekay Parent’s balance sheets and liquidity positions and removed all of Teekay Parent’s guarantees of Teekay Offshore’s liabilities. Teekay Parent repaid all of its secured debt and reduced the aggregate outstanding principal amount of the 2020 Notes by approximately $95 million using a portion of the proceeds from the common stock and convertible note offerings in January 2018. We expect the Daughter Entities’ balance sheets will naturally delever as growth projects ramp up or deliver and commence their respective charter contracts. Delevering could also occur if vessels or FPSO units of the Daughter Entities are rechartered at higher rates or, for Teekay Tankers, tanker spot rates increase. Teekay Parent also has the ability to further delever its balance sheet by repaying debt with net proceeds from the potential sale of Teekay Parent’s FPSO units or other assets in the future. Teekay Parent may also repay indebtedness with proceeds from anticipated sales of its common stock under the Equity Distribution Agreement with Citigroup Global Markets Inc. (“Citigroup”) that the Company is entering into concurrently with the Offering, pursuant to which the Company may sell from time to time through Citigroup, as the Company’s sales agent, shares of common stock having an aggregate offering price of up to $63 million by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices, in block transactions or as otherwise agreed by the Company and Citigroup (the “Continuous Offering Program”).

•

Breadth and High Quality of Service Offerings that are Critical to Our Customers’ Production and Logistics Chains. The size, quality and breadth of the Teekay group’s fleet of approximately 205 vessels permit us to offer to customers a comprehensive range of marine midstream logistics services, including ship-based transportation, production, storage and other options. This has contributed to our prominent role in our customers’ logistics chains by positioning us as a “one-stop-shop” for these services and providing economies of scale. As a key, integrated partner in complex and capital-intensive energy projects, Teekay LNG and Teekay Offshore in particular often work closely with customers to build and operate assets to required design specifications and enter into long-term contracts with them before a vessel order is placed, resulting in a more sustainable business model and cash flow profile. We believe we are an industry leader in safety and environmental standards. We benefit from higher quality control over commercial and technical management due to our expertise in, and the Teekay group’s ability to perform, significant functions internally, such as operational and technical support, vessel maintenance, crewing, shipyard supervision, insurance and financial management services.

•

Experienced Management Team. The members of our senior management team have on average approximately 28 years of experience in the shipping industry, including an average of approximately 19 years with Teekay. Our executives have experience managing through multiple economic cycles and expertise across commercial, technical, financial and other functional management areas of our business, which helps promote a focused marketing effort, stringent quality and cost controls, and effective operations and safety monitoring.

We can provide no assurance that we will be able to implement our strategies or utilize our strengths as described above. For a further discussion of the risks we face, please read “Risk factors” below and those risks discussed in other reports we file with the SEC, including, without limitation, our 2018 Annual Report.

Summary financial and operating data

The following table presents, in each case for the periods and as of the dates indicated, (a) our summary consolidated financial and operating data and (b) certain summary financial and operating data of Teekay Parent.

The summary financial and operating data has been prepared on the following basis:

•

our historical consolidated financial and operating data as of December 31, 2017 and 2018, and for the years ended December 31, 2016, 2017 and 2018 are derived from our audited consolidated financial statements and the notes thereto included in our 2018 Annual Report;

•

our historical consolidated balance sheet data as of December 31, 2016 is derived from our audited consolidated financial statements and the notes thereto, which are included in our Annual Report on Form 20-F for the year ended December 31, 2016;

•

our “As Further Adjusted” consolidated financial and operating data as of and for the years ended December 31, 2017 and 2018 have been prepared by adjusting our historical consolidated financial and operating data for such periods to give effect to the following post-period events (the “Adjustments”), as if such events had occurred on January 1, 2017 (excluding in all instances adjustments for potential changes to interest expense, gain or losses on the repurchase of notes or change in the loss on deconsolidation that may occur as a result of these transactions being recorded as of January 1, 2017) and assuming that all outstanding 2020 Notes are tendered in the Tender Offer as of May 7, 2019 (the “Early Tender and Consent Date”):

•

the completion of the Brookfield Transaction (for a definition of this term and a description of the related transactions, please see Note 4 to our consolidated financial statements for the year ended December 31, 2018 included in our 2018 Annual Report);

•	the repurchase of $10.9 million aggregate principal amount of 2020 Notes that occurred during January and February 2019 for $10.8 million;

•	our borrowing of approximately $64.2 million under the Margin Loan Agreement to fund the Tender Offer;

•	the Offering; and

•

the use of the net proceeds from the issuance of the Notes in the Offering, together with $160 million of existing cash and the anticipated borrowings under the Margin Loan Agreement, to fund the Tender Offer; and

•

the “As Further Adjusted” financial and operating data of Teekay Parent as of and for the years ended December 31, 2017 and 2018 have been prepared by subtracting from our historical consolidated financial and operating data for such periods, as prepared in the manner described above, the combined historical results of operations, cash flows and other data of Teekay LNG, Teekay Tankers and Teekay Offshore as of such dates and for such periods, except where otherwise noted, and adjusting the results for the Adjustments, to the extent applicable, as if such events had occurred on January 1, 2017 and assuming that all outstanding 2020 Notes are tendered in the Tender Offer as of the Early Tender and Consent Date to determine results for Teekay Parent.

As further adjusted results may not be indicative of future results. The as further adjusted financial and operating data for us and Teekay Parent assume the completion of the Adjustments (except for the Brookfield Transaction, which was completed on September 25, 2017) in the amounts assumed. Completion of any of the Adjustments that are not yet completed are subject to conditions, risks and uncertainties and there can be no assurance that any of such Adjustments will be completed in the amounts assumed, or at all.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 became effective for Teekay on January 1, 2018. We adopted ASU 2014-09 as a cumulative-effect adjustment as of the date of adoption. As such, periods prior to January 1,

2018 were not retroactively adjusted. The impact to our historical consolidated financial position as of December 31, 2018 and our historical consolidated results of operation for the year ended December 31, 2018 was as follows:

•

We previously presented the net allocation for our vessels participating in revenue sharing arrangements (“RSAs”) as revenues. We have determined that we are the principal in voyages our vessels perform that are included in the RSAs. As such, the revenue from those voyages is presented in revenues and the difference between this amount and our net allocation from the RSA is presented as voyage expenses. This had the effect of increasing both revenues and voyage expenses for the year ended December 31, 2018 by $292.6 million. There was no cumulative impact to opening equity as of January 1, 2018.

•

We manage vessels owned by our equity-accounted investments and third parties. Upon the adoption of ASU 2014-09, costs incurred by us for our seafarers are presented as vessel operating expenses and the reimbursement of such expenses are presented as revenue, instead of such amounts being presented on a net basis. This had the effect of increasing both revenues and vessel operating expenses for the year ended December 31, 2018 by $82.9 million. There was no cumulative impact to opening equity as of January 1, 2018.

•

We previously presented all accrued revenue as a component of accounts receivable. We have determined that if the right to such consideration is conditioned upon something other than the passage of time, such accrued revenue should be presented apart from accounts receivable. This had the effect of increasing prepaid expenses and other and decreasing accounts receivable by $20.2 million as of December 31, 2018. There was no cumulative impact to opening equity as of January 1, 2018.

•

In certain cases, we incur pre-operational costs that relate directly to a specific customer contract, that generate or enhance our resources that will be used in satisfying performance obligations in the future, whereby such costs are expected to be recovered via the customer contract. Such costs are now deferred and amortized over the duration of the customer contract. We previously expensed such costs as incurred unless the costs were directly reimbursable by the contract or if they were related to the mobilization of offshore assets to an oil field. This change had the effect of increasing other non-current assets by $3.5 million, investments in and advances to equity-accounted joint ventures by $2.2 million and total equity by $5.7 million as of December 31, 2018. This change did not have a material effect on our consolidated statement of loss for the year ended December 31, 2018. The cumulative increase to opening equity as of January 1, 2018 was $4.1 million.

Because we control the general partner of Teekay LNG and because we hold a majority of the voting power of Teekay Tankers, the financial results of these entities are included in Teekay’s consolidated financial results. However, Teekay LNG and Teekay Tankers function with capital structures that are independent of each other and us, with each having publicly-traded equity.

On September 25, 2017, Teekay, Teekay Offshore and Brookfield finalized a strategic partnership which resulted in the deconsolidation of Teekay Offshore as of that date. We have accounted for our equity investment in Teekay Offshore using the equity method since September 25, 2017. This change in accounting method for our equity investment in Teekay Offshore has resulted in Teekay’s proportionate share of Teekay Offshore’s net profit or loss being reflected in net (loss) income from September 25, 2017. Prior to such date, each line item within our consolidated statement of (loss) income that comprises net (loss) income includes the results of Teekay Offshore on a 100% basis.

The table below includes four financial measures—net revenues, net debt, EBITDA and Adjusted EBITDA—which we use in our business and are not calculated or presented in accordance with GAAP. We explain these measures, including such measures as further adjusted to reflect the Adjustments, and reconcile them to their most directly comparable financial measures calculated and presented in accordance with GAAP in the notes to the table below for the periods indicated in the table below. In addition, the table includes historical and financial operating data of Teekay Parent which are not calculated or presented in accordance with GAAP and are also reconciled to their most directly comparable financial measures presented in accordance with GAAP.

The following table should be read together with, and is qualified in its entirety by reference to, our historical consolidated financial statements and accompanying notes included in our 2018 Annual Report. This table should also be read together with the section entitled “Management’s discussion and analysis of financial condition and results of operations” included in our 2018 Annual Report.

	Years ended December 31,
(in thousands)	2016	2017	2018
Income statement data (2017 and 2018 amounts reflect the deconsolidation of Teekay Offshore on September 25, 2017):
Revenues	$2,328,569	$1,880,332	$1,707,758
Voyage expenses (1)	(138,339)	(153,766)	(388,887)
Vessel operating expenses (2)	(825,024)	(731,150)	(637,474)
Time-charter hire expense	(150,145)	(120,893)	(86,458)
Depreciation and amortization	(571,825)	(485,829)	(276,307)
General and administrative expenses	(119,889)	(106,150)	(96,555)
Write-down and loss on sales of vessels	(112,246)	(270,743)	(53,693)
Restructuring charges	(26,811)	(5,101)	(4,065)

Income (loss) from vessel operations	384,290	6,700	164,319
Interest expense	(282,966)	(268,400)	(254,126)
Interest income	4,821	6,290	8,525
Realized and unrealized (losses) gains on non-designated derivative instruments	(35,091)	(38,854)	(14,852)
Equity income (loss)	85,639	(37,344)	61,054
Foreign exchange gain (loss)	(6,548)	(26,463)	6,140
Loss on deconsolidation of Teekay Offshore	—	(104,788)	(7,070)
Other loss	(39,013)	(53,981)	(2,013)

Income (loss) before income taxes	111,132	(516,840)	(38,023)
Income tax expense	(24,468)	(12,232)	(19,724)

Net (loss) income	86,664	(529,072)	(57,747)
Net loss (income) attributable to non-controlling interests	(209,846)	365,796	(21,490)

Net loss attributable to the shareholders of Teekay Corporation	$(123,182)	$(163,276)	$(79,237)

Balance sheet data: (2017 and 2018 amounts reflect the deconsolidation of Teekay Offshore on September 25, 2017):
Cash and cash equivalents	$567,994	$445,452	$424,169
Restricted cash	237,248	106,722	81,470
Vessels and equipment	9,138,886	5,208,544	5,517,133
Total assets	12,814,752	8,092,437	8,391,670
Total debt (including obligations related to capital leases)	7,032,385	4,578,162	4,993,368
Non-controlling interest	3,189,928	2,102,465	2,058,037
Total equity	4,089,293	2,879,656	2,867,028

Cash flow data (2017 and 2018 amounts reflect the deconsolidation of Teekay Offshore on September 25, 2017):
Net cash provided by (used in):
Operating activities	$676,546	$544,264	$182,135
Financing activities	(195,610)	284,309	434,786
Investing activities	(530,523)	(1,081,641)	(663,456)

Other financial data (2017 and 2018 amounts reflect the deconsolidation of Teekay Offshore on September 25, 2017):
Net revenues (3)	$2,190,230	$1,726,566	$1,318,871
EBITDA (4)	961,102	231,099	483,885
Adjusted EBITDA (4)	1,241,857	893,145	745,076
Undrawn revolving credit facilities	444,439	461,421	300,549
Expenditures for vessels and equipment	648,326	1,054,052	693,792
Expenditures for drydocking	45,964	50,899	44,690

As Further Adjusted Financial data - Teekay consolidated
Net revenues (3)	$1,032,888	$1,318,171
EBITDA (4)	(102,569)	483,885
Adjusted EBITDA (4)	566,841	745,076
Cash and cash equivalents (at end of period) (5)(11)	364,653	253,370
Undrawn revolving credit facilities (11)	307,190	236,318
Total debt (including obligations related to capital leases) (at end of period) (6)(7)(8)(11)	4,515,820	4,841,026
Net debt (9)	4,044,445	4,506,186

As Further Adjusted Financial data - Teekay Parent
Net revenues (3)	$301,873	$450,817
EBITDA (4)	(360,252)	28,391
Adjusted EBITDA (4)	(9,052)	48,822
Cash and cash equivalents (at end of period) (5)(11)	48,973	49,439
Undrawn revolving credit facilities (10)(11)	29,136	48,947
Total debt (including obligations related to capital leases) (at end of period) (6)(8)(11)	605,069	461,999
Net debt (9)	548,839	410,530

(1)

Voyage expenses are all expenses unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and FPSO contracts and by us under voyage charters.

(2)

Under all types of charters and contracts for our vessels, except for bareboat charters, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of our vessel operating expenses are crew costs and repairs and maintenance.

(3)

Net revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use net revenues (defined as revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time charters, the charterer pays the voyage expenses, which are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, whereas under voyage-charter contracts the ship-owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship-owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, which we call “net revenues,” are comparable across the different types of contracts. We principally use net revenues because it provides more meaningful information to us than revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. Net revenues should not be considered as an alternative to revenues or any other measure of financial performance in accordance with GAAP. Net revenues is adjusted for expenses that we classify as voyage expenses and, therefore, may not be comparable to similarly titled measures of other companies. The following table reconciles net revenues and net revenues as further adjusted with revenues.

	Years ended December 31,
(in thousands of U.S. Dollars)	2016	2017	2018
Revenues	$2,328,569	$1,880,332	$1,707,758
Voyage expenses	(138,339)	(153,766)	(388,887)

Net revenues	$2,190,230	$1,726,566	$1,318,871
Net voyage revenues of Teekay Offshore (January 1, 2017 to September 25, 2017)		(693,678)	—

Net revenues – As Further Adjusted		$1,032,888	$1,318,871

The following table reconciles net revenues for Teekay Parent as further adjusted with revenues.

	Years ended December 31,
(in thousands of U.S. Dollars)	2017	2018
Revenues(a)	$303,566	$451,659
Voyage Expenses	(1,693)	(842)

Net Revenues-As Further Adjusted	$301,873	$450,817

(a)

Teekay manages vessels owned by its equity-accounted investments and third parties. Subsequent to the adoption of ASU 2014-09, costs incurred by Teekay Parent for its seafarers are presented as vessel operating expenses and the reimbursement of such expenses is presented as revenue, instead of such amounts being presented on a net basis. This had the effect of increasing both revenues and vessel operating expenses of Teekay Parent for the year ended December 31, 2018 by $82.9 million.

(4)

EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before foreign exchange (gain) loss, items included in other loss, asset impairments, loan loss provisions and net loss on sale of vessels, equipment and other operating assets, amortization of in-process revenue contracts, unrealized (gains) on derivative instruments, realized losses on interest rate swaps, loss on deconsolidation of Teekay Offshore, gain on sale of equity-accounted investments, write-downs related to equity-accounted investments, and our share of the above items in non-consolidated joint ventures which are accounted for using the equity method of accounting. EBITDA and Adjusted EBITDA are used as supplemental financial performance measures by management and by external users of our financial statements, such as investors. EBITDA and Adjusted EBITDA assist our management and security holders by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA benefit security holders in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in order to assess whether to continue to hold our equity, or debt securities, as applicable.

Neither EBITDA nor Adjusted EBITDA should be considered as an alternative to net income, operating income or any other measure of financial performance presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented by us may not be comparable to similarly titled measures of other companies.

EBITDA – As Further Adjusted and Adjusted EBITDA – As Further Adjusted consist of EBITDA and Adjusted EBITDA, as applicable, as adjusted further to give effect to the Adjustments, as if such events had occurred on January 1, 2017. In addition, As Further Adjusted EBITDA for Teekay Parent for the years ended December 31, 2018 and 2017 includes $16.8 million and $30.6 million, respectively, of distributions received from the Daughter Entities for such periods.

The following table reconciles our historical consolidated EBITDA, EBITDA – As Further Adjusted, Adjusted EBITDA and Adjusted EBITDA – As Further Adjusted to net (loss) income.

	Year Ended December 31, 2016	Year Ended December 31, 2017				Year Ended December 31, 2018
(in thousands)	Teekay Consolidated	Teekay Consolidated	Less: Teekay Offshore (consolidated at 100%)	Add: Teekay Offshore (equity- accounted at 13.8%)	Teekay Consolidated as Further Adjusted	Teekay Consolidated as Further Adjusted
Income statement data:
Net income (loss)	$86,664	$(529,072)	$2,740	$(8)	$(531,820)	$(57,747)
Interest expense, net of interest income	278,145	262,110	107,577	—	154,533	245,601
Income tax expense (recovery)	24,468	12,232	3,939	—	8,293	19,724
Depreciation and amortization	571,825	485,829	219,404	—	266,425	276,307

EBITDA	$961,102	$231,099	$333,660	$(8)	$(102,569)	483,885

Foreign exchange (gain) loss (a)	6,548	26,463	10,149	—	16,314	(6,140)
Items included in other loss (b)(c)	42,401	48,750	—	—	48,750	2,372
Asset impairments, loan loss provisions and net loss (gain) on sale of vessels and equipment	112,246	270,743	1,500	—	269,243	53,693
Amortization of in-process revenue contracts	(28,109)	(26,958)	(9,323)	—	(17,635)	(14,890)
Unrealized losses (gains) on derivative instruments	(69,401)	(13,634)	(1,760)	—	(11,874)	(12,590)
Realized losses on interest rate swaps	95,460	54,531	31,335	—	23,196	27,579
Loss on deconsolidation of Teekay Offshore	—	104,788	—	—	104,788	7,070
Gain on sale of equity-accounted investments (d)	—	—	—	—	—	(21,576)
Write-downs related to equity-accounted investments	2,357	46,168	—	—	46,168	—
Adjustments relating to equity income (e)	119,253	151,195	10,021	49,286	190,460	225,673

Adjusted EBITDA	$1,241,857	$893,145	$375,582	$49,278	$566,841	$745,076

(a)	Foreign exchange (gain) loss includes the unrealized gain of $21.2 million in 2018 (2017 – gain of $82.7 million, 2016 – gain of $75.0 million) on cross currency swaps.

(b)

In June 2016, as part of its financing initiatives, Teekay Offshore canceled the construction contracts for its two UMS newbuildings. As a result, Teekay Offshore accrued for potential damages resulting from the cancellations and reversed contingent liabilities previously recorded that related to the delivery of the UMS newbuildings. This net loss provision of $23.4 million for the year ended December 31, 2016 is reported in other loss in our consolidated statements of income as of that date. The newbuilding contracts are held in Teekay Offshore’s separate subsidiaries and obligations of these subsidiaries are non-recourse to Teekay Offshore.

(c)

We hold cost-accounted investments at cost. During 2016, we recorded a write-down of an investment of $19.0 million. This investment was subsequently sold in 2017, resulting in a gain on sale of cost-accounted investment of $1.3 million. During 2017, we recognized an additional tax indemnification guarantee liability of $50.0 million related to capital leases of Teekay LNG’s investment in Teekay Nakilat Corporation.

(d)

Our results for 2018 include a gain on the sale of Teekay Parent’s 43.5% stake in Magnora ASA in November 2018, a gain on the sale of a 2% ownership interest in Teekay Offshore’s general partner to Brookfield in July 2018, a loss on the sale of Teekay Parent’s investment in KT Maritime (Pty) Ltd. and a gain on the sale of Teekay LNG’s 50% ownership interest in one of its joint ventures with Exmar NV.

(e)

Adjustments relating to equity income, which is a non-GAAP measure, should not be considered as an alternative to equity income or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjustments relating to equity income exclude some, but not all, items that affect equity income and these measures may vary among other companies. Therefore, adjustments relating to equity income as presented herein may not be comparable to similarly titled measures of other companies. When using Adjusted EBITDA as a measure of liquidity, it should be noted that this measure includes the Adjusted EBITDA from our equity-accounted for investments. Consequently, the cash flow generated by our equity-accounted for investments may not be available for use by us in the period generated. We do not have control over the operations, nor do we have any legal claim to the revenue and expenses of our equity-accounted for investments. Equity income from equity-accounted investments is adjusted for depreciation and amortization, interest expense, net of interest income, income tax expense (recovery), amortization of in-process revenue contracts, foreign currency exchange loss (gain), realized and unrealized loss (gain) on derivative instruments and certain other items. Adjustments relating to equity income from our equity-accounted investments are as follows:

	Year Ended December 31,
(in thousands of U.S. Dollars)	2016	2017	2018
Depreciation and amortization	$69,781	$82,513	$115,370
Interest expense, net of interest income	45,584	63,189	101,344
Income tax expense (recovery)	724	503	3,209
Amortization of in-process revenue contracts	(5,482)	(4,307)	(8,799)
Foreign currency exchange loss (gain)	132	366	716
Asset impairments and net loss (gain) on sale of vessels, equipment and other operating assets	4,763	5,479	16,277
Realized and unrealized loss (gain) on derivative instruments	3,075	3,452	(4,785)
Loss on debt repurchase	—	—	2,341
Other	676	—	—

Adjustments relating to equity income	$119,253	$151,195	$225,673

The following table reconciles for (a) Teekay on a consolidated basis and (b) Teekay Parent, both individually and with respect to each other, EBITDA and Adjusted EBITDA to net income (loss), each on an historical and as further adjusted basis giving effect to the Adjustments. Teekay Parent’s numbers, which are not calculated or presented in accordance with GAAP, are reconciled to Teekay’s consolidated numbers for the years ended December 31, 2018 and 2017.

The combined historical results of operations and other data of the Daughter Entities (Teekay LNG, Teekay Tankers and Teekay Offshore) as of and for the years ended December 31, 2018 and 2017 have been prepared in the manner described above in this “—Summary financial and operating data.” The combined historical results of operations and other data of the Daughter Entities include Teekay Offshore on a consolidated basis for periods prior to September 25,

2017 and using the equity method for periods on or after September 25, 2017. Consequently, EBITDA of Teekay Parent for the years ended December 31, 2018 and 2017 does not include equity income, our proportionate share of the EBITDA of the Daughter Entities nor any distributions received from the Daughter Entities for such periods. However, Adjusted EBITDA for Teekay Parent for the years ended December 31, 2018 and 2017 includes $16.8 million and $30.6 million, respectively, of distributions received from the Daughter Entities for such periods.

				As Further Adjusted for the Adjustments
	Year ended December 31, 2018
(in thousands)	Teekay consolidated	Daughter Entities	Cash Distributions from Daughter Entities	Teekay Parent
Income statement data:

Net income (loss)	$(57,747)	$17,700	$—	$(75,447)
Interest expense, net of interest income	245,601	182,277	—	63,324
Income tax expense (recovery)	19,724	12,625	—	7,099
Depreciation and amortization	276,307	242,892	—	33,415

EBITDA	$483,885	$455,494	—	28,391

Cash distributions from Daughter Entities	—	—	(16,772)	16,772
Foreign exchange (gain) loss (a)	(6,140)	(2,104)	—	(4,036)
Items included in other loss (income)	2,372	600	—	1,772
Asset impairments, loan loss provisions and net loss (gain) on sale of vessels and equipment	53,693	53,693	—	—
Amortization of in-process revenue contracts	(14,890)	(8,957)	—	(5,933)
Unrealized losses (gains) on derivative instruments	(12,590)	(30,712)	—	18,122
Realized losses on interest rate swaps	27,579	26,019	—	1,560
Loss on deconsolidation of Teekay Offshore	7,070	—	—	7,070
Gain on sale of equity-accounted investments	(21,576)	(5,563)	—	(16,013)
Items related to non-consolidated joint ventures	225,673	224,556	—	1,117

Adjusted EBITDA	$745,076	$713,026	$(16,772)	$48,822

				As Further Adjusted for the Adjustments
	Year ended December 31, 2017
(in thousands)	Teekay consolidated	Daughter Entities	Cash Distributions from Daughter Entities	Teekay Parent
Income statement data:

Net income (loss)	$(529,072)	$(60,135)	$—	$(468,937)
Interest expense, net of interest income	262,110	215,986	—	46,124
Income tax expense (recovery)	12,232	10,070	—	2,162
Depreciation and amortization	485,829	425,431	—	60,398

EBITDA	$231,099	$591,351	$—	$(360,252)

Cash distributions from Daughter Entities	—	—	(30,605)	30,605
Foreign exchange (gain) loss (a)	26,463	37,052	—	(10,589)
Items included in other loss (income)	48,750	50,000	—	(1,250)
Asset impairments, loan loss provisions and net loss (gain) on sale of vessels and equipment	270,743	65,086	—	205,657
Amortization of in-process revenue contracts	(26,958)	(21,025)	—	(5,933)
Unrealized losses (gains) on derivative instruments	(13,634)	(16,145)	—	2,511
Realized losses on interest rate swaps	54,531	51,586	—	2,945
Loss on deconsolidation of Teekay Offshore	104,788	—	—	104,788
Write-downs related to equity-accounted investments	46,168	26,724	—	19,444
Items related to non-consolidated joint ventures	151,195	148,173	—	3,022

Adjusted EBITDA	$893,145	$932,802	$(30,605)	$(9,052)

(5)

Cash and cash equivalents of Teekay on a consolidated basis and of Teekay Parent have both been adjusted to reflect the Adjustments as of January 1, 2017, including (a) the use of $10.8 million to repurchase a principal amount of $10.9 million aggregate principal amount of the 2020 Notes that occurred during January and February 2019; and (b) our anticipated borrowing of approximately $64.2 million under the Margin Loan Agreement to fund the Tender Offer, the estimated net proceeds of $289.6 million from the issuance of the Notes in the Offering, along with $160.0 million of existing cash to fund the Tender Offer assuming full participation in the Tender Offer as of the Early Tender and Consent Date. Completion of any of the Adjustments is subject to conditions, risks and uncertainties and there can be no assurance that any of such Adjustments will be completed in the amounts assumed, or at all.

(6)

Total debt of Teekay on a consolidated basis and of Teekay Parent has been adjusted to reflect the occurrence of the Adjustments as of January 1, 2017, including (a) the repurchase of all $508.6 million in aggregate principal amount of the outstanding 2020 Notes as of December 31, 2018, including the repurchase of $10.9 million of the 2020 Notes during January and February 2019 and the Tender Offer, (b) our anticipated borrowing of approximately $64.2 million under the Margin Loan Agreement to fund the Tender Offer and (c) estimated net proceeds of $289.6 million from the issuance of the Notes in the Offering. Completion of any of the Adjustments that are not yet completed is subject to conditions, risks and uncertainties and there can be no assurance that any of such Adjustments will be completed in the amounts assumed, or at all.

(7)

In addition to our consolidated debt, as of December 31, 2018, our total proportionate interest in debt of joint ventures, excluding Teekay Offshore, we do not control was $1.8 billion, of which Teekay Tankers or Teekay LNG has guaranteed $0.9 billion and the remaining $0.9 billion of which has limited recourse to Teekay LNG.

(8)	As of December 31, 2018, Teekay guaranteed $166.4 million of indebtedness of its publicly-traded subsidiaries.
(9)

Net debt is a non-GAAP financial measure. Net debt represents total debt less cash, cash equivalents and restricted cash, adjusted to reflect the occurrence of the Adjustments as of January 1, 2017. The following table reconciles net debt, as further adjusted to total debt of Teekay on a consolidated basis and of Teekay Parent, both individually and with respect to each other.

	As of December 31, 2017			As of December 31, 2018
(in thousands)	Teekay Corporation Consolidated	Controlled Daughter Entities	Teekay Parent	Teekay Corporation Consolidated	Controlled Daughter Entities	Teekay Parent
Total debt	$4,578,162	$3,910,751	$667,411	$4,993,368	$4,379,027	$614,341
Less: cash and cash equivalents	(445,452)	(315,680)	(129,772)	(424,169)	(203,931)	(220,238)
Less: restricted cash	(106,722)	(99,465)	(7,257)	(81,470)	(79,440)	(2,030)
Add: Adjustments	18,457	—	18,457	18,457	—	18,457

Net debt (As Further Adjusted)	$4,044,445	$3,495,606	$548,839	$4,506,186	$4,095,656	$410,530

(10)	As of March 31, 2019, and after giving effect to the Transactions, Teekay Parent would have had $78.6 million of undrawn revolving credit facilities.
(11)

As at December 31, 2017, Teekay Parent did not have $160.0 million of cash to partially fund the Tender Offer assuming full participation in the Tender Offer. Consequently, cash and cash equivalents, undrawn revolving credit facilities, and total debt of both Teekay Parent and Teekay Consolidated, all as further adjusted at December 31, 2017, instead reflect the use of $70 million of cash to fund the Tender Offer and the borrowing of approximately $154.2 million under the Margin Loan Agreement.

Recent developments

Teekay Parent

In April 2019, Teekay Parent agreed to charter the Magellan Spirit LNG carrier from Teekay LNG for three years and a third party agreed to charter the vessel from Teekay Parent for three years on a back-to-back basis.

In connection with the Offering and the Tender Offer, Teekay’s Board of Directors has approved the elimination of the quarterly dividend on Teekay’s common stock, commencing with the dividend payable for the quarter ended March 31, 2019, in order to retain cash to further strengthen its balance sheet.

The Petrojarl Banff FPSO unit has been operating on the Banff field in the North Sea since its delivery nearly 20 years ago under a charter contract with Canadian Natural Resources (“CNR”) that permitted CNR to terminate the contract at any time with six months’ notice. In January 2017, Teekay Parent entered into a contract amendment with CNR to ensure the unit would stay on the current field at least until the third quarter of 2018 and to revise the charter rate structure to include a variable component (through an oil price and oil production tariff) in addition to a fixed charter rate. In July 2018, Teekay Parent secured a one-year contract extension with CNR to extend the employment of the Petrojarl Banff FPSO to August 2019. Teekay Parent is in discussions regarding and expects to enter into an agreement with CNR to extend the employment of the Petrojarl Banff FPSO unit on the Banff field for a period of one year to the end of August 2020 on substantially similar terms to the current contract, including a variable component linked to oil price and production tariffs.

Teekay LNG

Teekay LNG has a fleet of 79 vessels, including four newbuildings on order, and an interest in a regasification project in Bahrain. These four newbuildings and the regasification project are scheduled to commence operations under their respective long-term contracts in 2019. As of April 1, 2019, Teekay LNG had ownership interests ranging from 20% to 100% in 49 liquefied natural gas (LNG) carriers, including four newbuilding LNG carriers on order. In addition, Teekay LNG has 99% ownership interests in seven multi-gas carriers and 50% ownership interests, through its joint venture agreement with Exmar NV, in 22 mid-size liquefied petroleum gas (LPG) carriers. Teekay LNG’s large and diverse portfolio of long-term contracts represented $10.1 billion of contracted, forward fixed-rate revenues with a revenue-weighted average remaining contract duration of approximately 11.5 years as of January 1, 2019 (excluding options to extend). Teekay’s LNG and LPG segments generated total consolidated revenues of $454.5 million and $23.9 million, respectively, in 2018 (which excludes revenue generated by vessels that are owned in equity-accounted joint ventures).

In September 2018, the Teekay LNG-Marubeni Joint Venture agreed to charter its LNG carrier, the Magellan Spirit, to Teekay LNG for two years at a fixed rate. The Magellan Spirit was subsequently chartered-out by Teekay LNG to third parties at charter rates that are significantly higher than the charter-in rate payable by Teekay LNG. On March 21, 2019, the Magellan Spirit completed its most recent charter contract with a third party and was redelivered to Teekay LNG, upon which the vessel proceeded to its scheduled drydock which is expected to be completed in May 2019. In April 2019, Teekay Parent agreed to temporarily charter-in the vessel from Teekay LNG for a period of three years in order to facilitate the charter-out of the vessel to a third-party customer on back-to-back terms. The in-charter by Teekay Parent is expected to be in place temporarily until it is novated to Teekay LNG, upon which Teekay LNG will continue to charter the vessel to the third-party customer for the duration of the three-year charter. In connection with this arrangement, the Teekay LNG-Marubeni Joint Venture also extended its existing charter-out contract to Teekay LNG for three years to cover the entire charter period with the third-party customer.

Teekay Tankers

As of April 1, 2019, Teekay Tankers’ fleet included 62 owned and chartered-in tankers (excluding six ship-to-ship transfer support vessels). Teekay Tankers also owns a ship-to-ship transfer business that primarily provides lightering and reverse lightering services for crude oil imports into, and exports out of, the United States. As of April 1, 2019, Teekay Tankers’ fleet had a total cargo carrying capacity of approximately 8.5 million deadweight tonnes (or dwt).

In April 2019, Teekay Tankers received notice from the NYSE that Teekay Tankers is not in compliance with the NYSE continued listing standards because the average closing price of Teekay Tankers’ shares of Class A common stock fell below $1.00 per share over a period of 30 consecutive trading days. In accordance with NYSE procedures, Teekay Tankers intends to cure the $1.00 per share deficiency and has six months following receipt of the noncompliance notice to regain compliance with the NYSE continued listing requirement.

Teekay Offshore

As of April 1, 2019, Teekay Offshore had interests in eight FPSO units, 35 shuttle tankers (including six newbuilding shuttle tankers on order), six FSO units, one UMS and 10 long-distance towing and offshore installation vessels. Teekay Offshore’s ownership interests in these vessels range from 50% to 100%. Teekay Offshore’s large and diverse portfolio of long-term contracts represented $5.7 billion of contracted, forward fixed-rate revenues with a revenue-weighted average remaining contract duration of approximately four years as of January 1, 2019 (excluding options to extend).

In July 2018, Teekay Offshore entered into a contract with Petrobras to extend the employment of the Rio das Ostras FPSO unit for four months until November 2018, with an option to extend to January 2019. In December 2018, Teekay Offshore entered into a further contract extension for two months until March 2019. The FPSO unit has now come off contract and is currently in lay-up.

In the last two years, Teekay Offshore and Teekay LNG completed a significant portion of their growth projects and delivered $2.5 billion of gas newbuilding projects and $1.8 billion of offshore newbuilding/conversion projects, which are now contributing significant cash flows.

Industry overview

The following industry overview highlights recent trends and data relating to the principal markets in which we operate.

Liquefied gas shipping

According to Clarkson Research Services Limited (“Clarksons Research”), in 2018, global LNG exports increased by approximately 27 million metric tonnes per annum (or MTPA), or 9%, compared to 2017, which was the second consecutive year that global LNG exports increased by approximately 20 million MTPA or more. Global LNG export growth was particularly strong in the fourth quarter of 2018, driven by the ramp-up in new volumes from Russia, Australia and the United States. On the demand side, China continues to be the main driver, with imports growing by almost 40% in 2018, which represented over 50% of the total net increase in global LNG imports for 2018. According to Clarksons Research, in the fourth quarter of 2018, LNG carrier spot charter rates reached record highs for a 160,000 cubic meter (or cbm) diesel-electric LNG carrier with rates averaging approximately $149,000 per day, which was $80,000 per day higher than rates experienced in the same period of the prior year. This strength can be attributed to winter market seasonality, LNG export growth, tight LNG carrier supply and LNG carriers being used for floating storage (with a reported high of approximately 30 LNG carriers in floating storage in November 2018). According to Clarksons Research, LNG carrier spot charter rates reached a peak of $190,000 per day during the fourth quarter of 2018, which are the highest rates on record.

While LNG carrier spot charter rates have softened significantly in recent months as we have entered the shoulder season to approximately $50,000 per day as of March 22, 2019, according to Clarksons Research, we expect utilization and short-term charter rates to increase from current levels in the remainder of 2019 and into 2020 as a result of two years of expected strong LNG export growth in the U.S., Australia and Russia. According to Clarksons Research, during 2019 and 2020, LNG shipping tonne-mile demand is expected to grow by approximately 11% annually on average while the global LNG carrier fleet is expected to grow by approximately 6% annually on average.

In 2021 and into 2023, we expect that utilization and short-term LNG carrier charter rates may come under downward pressure as a result of the 77 LNG carrier newbuilding orders placed during 2018 and the early part of 2019, which are scheduled to deliver in 2021 and 2022 during what we expect will be a period of slower LNG export growth. We expect this weakness to be temporary as the next wave of LNG export projects is expected to commence operations starting in 2023. According to Wood Mackenzie, 2019 may be a record year for final investment decisions (“FIDs”) by developers of LNG export growth projects that are expected to commence operations in 2023 and 2024, with an estimated growth capacity of 60 million MTPA, almost triple the capacity of such projects subject to FIDs during 2018.

We believe that in the longer-term, the LNG industry will experience strong growth through 2040. According to BP plc’s 2019 Energy Outlook, LNG export growth is expected to more than double by 2040, mostly driven by North America, the Middle East, Africa and Russia, while Asia will remain the dominant driver of import growth. We believe this expected strong demand growth for LNG will lead to an increase in LNG trade and create significant demand for LNG shipping.

The LPG market continues to show signs of rebalancing and recovery, supported by low fleet growth and ongoing LPG trade growth. According to Clarksons Research, declining newbuild deliveries and record levels of scrapping resulted in low fleet growth of approximately 1.5% in 2018. In comparison, total LPG trade growth during 2018 increased by approximately 6% due to higher Middle East exports and strong demand in Europe.

This trend is expected to continue in 2019 and 2020 with forecasted LPG trade growth of around 6% per year according to Clarksons Research, driven by the start-up of new U.S. export capacity, which is expected to exceed low estimated fleet supply growth of between 2% and 3% per year. Accordingly, we expect fleet utilization and charter rates to gradually improve over the next two years across the LPG and petrochemical shipping markets.

Crude oil tankers

Crude tanker spot rates were at multi-year lows during the first half of 2018, as a result of the effect of OPEC supply cuts on tanker demand. However, the market appeared to reach an inflection point in the middle of 2018, as an increase in oil supply from both OPEC and non-OPEC sources, and a period of low fleet growth, allowed rates to recover.

Crude tanker spot rates improved significantly during the fourth quarter of 2018, spurred by both winter market seasonality and positive underlying supply and demand fundamentals. According to the International Energy Agency (“IEA”), during the fourth quarter of 2018, OPEC crude oil production rose to 33.0 million barrels per day (“mb/d”), the highest level since July 2017 and up from 32.0 mb/d earlier in 2018. Russian oil production reached a record high of 11.5 mb/d by the end of 2018, which was positive for mid-size tanker demand in the Mediterranean / Black Sea and Baltic Sea regions. Rising U.S. crude oil exports also supported crude tanker demand, with U.S. crude oil production reaching a record high 11.7 mb/d during the fourth quarter and crude oil exports reaching 2.5 mb/d according to the U.S. Energy Information Administration (“EIA”). This was positive for both crude tanker demand, as well as lightering demand in the U.S. Gulf.

Crude tanker spot rates have weakened significantly through the first quarter of 2019, which is typical for this time of year as refineries enter into seasonal maintenance programs. OPEC supply cuts are also reducing crude tanker demand, as OPEC (and select non-OPEC partners) follow through on their pledge to cut production by 1.2 mb/d starting from January 2019. Early data suggests that OPEC is achieving a high compliance with these cuts. We expect the OPEC cuts to have a negative impact on crude tanker demand through the first half of 2019, although the oil market is reasonably well balanced and we believe OPEC will supply more oil to the market during the second half of 2019 when oil demand is expected to increase substantially compared with first half levels.

According to Clarksons Research, the global tanker fleet grew by just 6.2 million deadweight tonnes (or mdwt), or 1.1%, in 2018, which was the lowest level of tanker fleet growth since 2001. High tanker scrapping primarily contributed to low fleet growth during 2018, with a total of 20.8 mdwt removed, representing the fifth highest scrapping year on record. Looking ahead, we expect an increase in tanker fleet growth during 2019 as a firmer freight rate environment should lead to fewer vessels sold for scrap. We forecast total tanker fleet growth of approximately 3.8% during 2019, with much of this growth weighted towards the first half of the year. This would add downward pressure on the crude tanker market during the early part of 2019, although we forecast much lower total tanker fleet growth of less than 2% in the second half of 2019 and into 2020.

Global oil demand remains firm, with the IEA forecasting growth of 1.4 mb/d in 2019. In addition, we expect that tanker demand will be boosted in 2019 by an increase in global refining capacity. According to the IEA, a total of 2.6 mb/d of new refining capacity will come online in 2019, which is the largest annual increase on record. We expect this will contribute positively to both crude and product tanker demand. We also expect that the new IMO 2020 maritime Sulphur emissions regulations will be positive for tanker demand through an expected increase in refinery throughput. The new regulations could also open new trade patterns and arbitrage opportunities for both crude and product, which are expected to increase overall tonne-mile demand. Finally, we believe that an expected increase in U.S. crude exports during the second half of 2019 will be beneficial for both crude tanker demand and U.S. Gulf lightering demand. According to the IEA, new pipeline capacity to the Gulf Coast is expected to lift U.S. crude exports from approximately 2.5 mb/d to approximately 4 mb/d by the end of 2019.

In sum, we believe that OPEC supply cuts, higher fleet growth, and the impact of seasonal refinery maintenance could weigh on tanker demand through the first half of 2019. However, we believe that the second half of 2019 and 2020 will be stronger due to underlying oil demand, an increase in U.S. crude oil exports, the return of OPEC crude oil supply, lower tanker fleet growth, and the positive impact of IMO 2020.

Offshore oil industry

Brent oil prices reached $86 per barrel in late 2018, the highest level since 2014, supported by OPEC cuts, production disruptions and potential sanctions. For 2018, Brent oil prices averaged $72 per barrel, a 31% increase over 2017. This increase in oil prices, coupled with a series of cost-cutting measures implemented over the past several years, has led to a significant increase in free cash flow for major oil companies and is leading to a renewed increase in offshore exploration and production activity. For 2019, Brent oil prices have averaged approximately $65 per barrel through April 23, 2019 and closed at $74 per barrel as of April 23, 2019.

After a low-point in 2016, approved offshore project capital expenditures (“CAPEX”) have been gradually recovering. Although the estimated CAPEX of newly approved projects was lower than expected in 2018, largely due to slippage of FIDs due to oil price volatility, tendering issues in Brazil, and political risk, we expect a return to a growth trend in 2019. According to Clarksons Research, approximately $20 billion of offshore field project CAPEX was approved in January 2019, and with further significant FIDs expected in 2019, Clarksons Research expects $89 billion of new offshore project CAPEX to be approved in 2019, which is approaching investment levels last achieved in 2014.

The improvement in oil prices since 2016 and offshore project break-even points is leading to a recovery in FPSO contract awards. After a year of no FPSO awards in 2016, a total of eight FPSO contracts were awarded in 2017 and six in 2018. This renewed level of contracting is expected to be maintained over the next few years. According to Clarksons Research, in the 2019 and 2020 period, there are 26 projects that could potentially result in an FPSO award, with 14 of these projects being considered as “probable” to reach an award in 2019 (although FID slippage and oil price volatility remain a significant risk). Projects in South America and West Africa are expected to be the main drivers of FPSO contracting. As of March 2019, Petróleo Brasileiro S.A. (“Petrobras”) had ongoing tenders for five FPSOs for projects in offshore Brazil, with all five currently scheduled to be awarded within 2019.

Demand for shuttle tankers is expected to improve in tandem with a strengthening offshore market and increased exploration and production spending by the oil majors. The North Sea market is relatively mature, with oil production from fields which use shuttle tankers as an export solution expected to remain relatively flat in the coming years. However, a push into the Barents Sea, which involves longer sailing distances, may add to shuttle tanker tonne-mile demand. In addition, significant replacement demand is expected in the North Sea as new vessels will be needed to replace vessels turning 20 years of age, which is the typical end-of-life age for shuttle tankers. Of the 31 vessels currently trading in the North Sea, 15 will reach age 20 over the next five years.

Offshore fields in the North Sea and Brazil generate the majority of global demand for shuttle tankers. According to Clarksons Research, 86 offshore fields that generate demand for shuttle tankers are currently in production, with 69 of these fields located in the North Sea or Brazil and the remaining 17 fields located in eastern Canada, the European Arctic, the U.S. Gulf of Mexico and the northwestern European Atlantic. Future new demand for shuttle tankers is also expected to be concentrated in the North Sea and Brazil. Six fields generating demand for shuttle tankers are currently in development in the North Sea and Brazil, with another 16 potential field developments expected to be sanctioned by the end of 2020.

Brazil is expected to be a major driver of shuttle tanker demand in coming years. According to Clarksons Research, there are currently 19 probable shuttle tanker orders linked to specific offshore projects expected to receive an FID within the next two years, with almost 70% of these projects located in Latin America. In the longer term, the continuing trend towards deep water projects further from shore, and the improved political situation in Brazil, also appear favorable for the shuttle tanker sector. According to Clarksons Research, total global offshore oil production averaged approximately 25.2 million barrels per day in the ten-year period between 2009 and 2018. In total, Clarksons Research projects that global offshore oil production may increase by more than 3.5 mb/d in the ten-year period between 2018 and 2028, reaching approximately 28.9 million barrels per day in 2028.

There can be no guarantee that any of the forecasted amounts provided above will materialize or that the actual amounts will not be materially different.

Risk Factors

We may not be able to generate sufficient cash to service all of our indebtedness, including the Notes, and may be forced to take other actions to satisfy the obligations under our indebtedness, which may not be successful.

Given volatility associated with our business and industry, our future cash flow may be insufficient to meet our debt obligations and other commitments. Any insufficiency could negatively impact our business. A range of economic, competitive, business and industry factors, including those beyond our control, will affect our future financial performance, and, as a result, our ability to generate cash flow from operations and to pay our debt obligations. If our cash flows and capital resources are insufficient to fund our debt service obligations and other commitments, we may be forced to reduce or delay planned investments and capital expenditures, or to sell assets, seek additional financing in the debt or equity markets or restructure or refinance our indebtedness, including the Notes. Our ability to restructure or refinance our indebtedness will depend on the condition of the capital markets and our financial condition at such time.

Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt agreements and the indenture that will govern the Notes may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. In the absence of sufficient cash flows and capital resources, we could face substantial liquidity problems and may be required to dispose of material assets or operations to meet our debt service and other obligations. The indenture that will govern the Notes offered in the Offering will restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds that we could have realized from them and any proceeds may not be adequate to meet any debt service obligations then due. These alternative measures may not be successful and may not permit us to meet our debt service obligations.

We intend to sell our three FPSO units in the future, which units represent one of Teekay Parent’s limited sources of cash flow.

Teekay Parent’s primary sources of cash flow include cash flow from the operation of its three FPSO units and its receipt of cash distributions made by the Daughter Entities. The three FPSO units generated a majority of Teekay Parent’s cash flow during 2018. We intend to sell the three FPSO units in the future. If we sell the units, Teekay Parent will no longer receive cash flow generated by the units and will depend almost entirely on cash flow from distributions made by the Daughter Entities. Currently, Teekay LNG is the only Daughter Entity paying cash distributions.

Our leverage and debt service obligations may adversely affect our financial condition, results of operations, business prospects and our ability to make payments on the Notes.

We have substantial debt and debt service requirements. Assuming we completed the Offering on December 31, 2018, after giving effect to the Adjustments, our consolidated debt and obligations related to capital leases would have totaled approximately $4.8 billion, of which approximately $4.4 billion would have been obligations of our subsidiaries (all but $576.3 million of which is secured by assets of our subsidiaries), and we would have had the capacity to borrow an additional $236.3 million under our credit facilities. In addition to our consolidated debt, as of December 31, 2018, our total proportionate interest in debt of joint ventures we do not control (excluding Teekay Offshore) was $1.8 billion, of which Teekay Tankers or Teekay LNG has guaranteed $0.9 billion and the remaining $0.9 billion has limited recourse to Teekay LNG. As of December 31, 2018, and after giving effect to the Adjustments, Teekay Corporation and its restricted subsidiaries would have had approximately $641.0 million of total outstanding indebtedness (including $166.4 million of indebtedness of Teekay Tankers guaranteed by Teekay Corporation). As of December 31, 2018, and after giving effect to the Adjustments, the non-guarantor restricted subsidiaries would have had approximately $64.2 million of total outstanding indebtedness (including indebtedness under the Margin Loan Agreement), with additional borrowing capacity under the Margin Loan Agreement of $48.9 million ($78.6 million as of March 31, 2019), all of which would be structurally senior to the Notes and effectively senior to the Notes to the extent of the value of the assets securing such indebtedness. Our debt, obligations related to capital leases and joint venture debt could increase substantially. Subject to certain limitations, the terms of the indenture under which the Notes will be issued and our credit facilities permit us to incur additional debt. Our level of indebtedness could affect our operations in several ways, including the following:

•	requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the cash available to finance our operating and investing activities;

•	limiting management’s discretion in operating our business and our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	increasing our vulnerability to downturns and adverse developments in our business, commodity prices and industry;

•	limiting our ability to raise capital and other available financing on favorable terms, or at all;

•	limiting our ability to make investments, lease equipment, sell assets and engage in business combinations;

•	making us vulnerable to increases in interest rates;

•

reducing funds available for our operations and other purposes, as a larger portion of our cash flow from operations would be dedicated to the payment of principal and interest on our indebtedness, including the Notes;

•

if our cash flow and capital resources are insufficient to fund debt service obligations, forcing us to reduce or delay investments and capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness;

•	putting us at a competitive disadvantage relative to our competitors; and

•	making it more difficult for us to satisfy our obligations under the Notes and other debt and increase the risk that we may default on our debt obligations.

Teekay Parent’s cash flow and its ability to continue to benefit from the operations and relationships of the Daughter Entities may be reduced or eliminated if it were to sell or dispose of interests in any Daughter Entities.

There are no restrictions on our ability to sell or dispose of our interests in any of the Daughter Entities other than restrictions under the Margin Loan Agreement, the indenture under which the Notes will be issued and contractual restrictions under the limited liability company agreement of Teekay Offshore’s general partner on our ability to sell or dispose of Teekay Offshore common units prior to September 2019 or to transfer our general partner interest in Teekay Offshore. If we were to sell or dispose of any or all of our interests in any Daughter Entity, our participation in existing or potential future distributions or dividends would be reduced and our ability to continue to benefit from the operations, business and relationships of such Daughter Entity may be reduced or eliminated.

Vessel drydockings and downtime for repairs and maintenance of vessels and offshore oil platforms can require significant expenditures and reduce our revenues.

We must periodically dry dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we dry dock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of the five-year dry-docking cycle. We also conduct annual class surveys for our FPSO units. In addition to scheduled off-hire relating to these activities, our vessels may experience additional off-hire for unscheduled repairs. The number of dry dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures and the amount of any vessel off-hire. We generally do not earn revenue when our vessels are in scheduled and unscheduled dry docking. The Foinaven FPSO unit is scheduled for a shutdown in 2019 for significant upgrades and maintenance relating to reaching the end of its initial design life.

Historically, the utilization of FPSO units in the North Sea is higher in the winter months, as favorable weather conditions in the warmer months provide opportunities for repairs and maintenance to vessels and to offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, revenue under production-based components of FPSO contracts, such as those applicable to our three FPSO units.

This Report on Form 6-K does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Over time, the value of our vessels may decline, which could adversely affect our operating results.

Vessel values for oil and product tankers, LNG and LPG carriers, and FPSO units can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in oil and energy markets;

•	a substantial or extended decline in demand for oil or natural gas;

•	increases in the supply of vessel capacity;

•	competition from more technologically advanced vessels;

•

the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise; and

•	a decrease in oil reserves in the fields and other fields in which our FPSO units or other vessels might otherwise be deployed.

Vessel values may decline from existing levels. If operation of a vessel is not profitable, or if we cannot redeploy a chartered vessel at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposal of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition.

Teekay Parent anticipates selling its three FPSO units in the future. These FPSO units had an aggregate carrying value of $279.4 million (including an in-process revenue liability of $24.6 million and not including a net asset retirement obligation of $20.3 million) and estimated market values lower than carrying values at December 31, 2018. There is no liquid second-hand market for FPSO units and their market values are largely based on the terms of their existing charter contracts, among other factors. An FPSO unit’s market value is based on its ability to be employed on charter contracts and uncertainties exist about extensions of existing charter contracts and redeployments onto new charter contracts in the future. Such uncertainties include the duration of charter contract extensions and redeployment contracts, the charter rate of contract extensions and redeployment contracts, the amount of idle time between charter contracts, future oil prices, oil production volumes and the amount of any capital investment required to enable the FPSO unit to operate on new fields. Such uncertainties can result in a wide range of potential estimates of future cash flows and, thus, the market value. However, if the FPSO units are sold based on the charter contracts that existed as at December 31, 2018, we estimate that this could result in a material accounting loss on sale.

Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant impairment charge against our earnings. Such a determination involves numerous assumptions and estimates, some of which require more discretion and are less predictable, including certain estimates for our FPSO units. We recognized asset impairment charges, excluding impairment charges recognized by Teekay Offshore subsequent to its deconsolidation on September 25, 2017, of $53.7 million, $270.7 million and $112.2 million in 2018, 2017, and 2016, respectively. The 2017 charge included impairments recognized of $205.7 million for two of our three FPSO units, the Petrojarl Banff and Petrojarl Foinaven.

Exhibits.

Exhibit Number	Description

4.1	Amendment Agreement No. 8, dated December 24, 2018 for a $150,000,000 Margin Loan Agreement among Teekay Finance Limited, Citibank, N.A. and others.

99.1	Press Release of Teekay Corporation, dated April 24, 2019, announcing the Offering.

99.2	Press Release of Teekay Corporation, dated April 24, 2019, announcing the Tender Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: April 24, 2019	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer